                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*


                        HALLWOOD ENERGY PARTNERS, L.P.
                               (Name of Issuer)

                                    CLASS A
                               PARTNERSHIP UNITS
                        (Title of Class of Securities)


                                   40636P201
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO.  40636P201              13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      HEARTLAND ADVISORS, INC
      #39-1078128

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    WISCONSIN, U.S.A.


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          626,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          880,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          880,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IA
------------------------------------------------------------------------------

CUSIP NUMBER  40636P201                       Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer:  Hallwood Energy Partners, L.P.
        --------------

    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
         4582 South Ulster Street Parkway, Suite 1700
         Denver, CO 80237

Item 2.
    (a) Name of Person Filing:    Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
        Heartland Advisors, Inc.
        790 North Milwaukee Street
        Milwaukee, WI  53202


    (c) Citizenship:

        Heartland Advisors is a Wisconsin corporation.

    (d) Title of Class of Securities:  Class A Partnership Units
        ----------------------------

    (e) CUSIP Number:
        ------------

        40636P201

Item 3. If this statement is filed pursuant to Rule 13d-1(b),
        -----------------------------------------------------
        or 13d-2(b), check whether the person filing is a:
        --------------------------------------------------

     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____    Bank as defined in Section 3(a)(6) of
                 the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e)  X      Investment adviser registered under Section 203 of
        _____    the Investment Advisers Act of 1940.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                 Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)_____    Parent Holding Company, in accordance with
                 Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).

     (h)_____    Group, in accordance with
                 Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.
        ---------

    (a) Amount beneficially owned:
        --------------------------
        880,200 units may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

    (b) Percent of Class:
        -----------------
        8.8%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[_]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------

        The partnership units to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No such account is known to have such an interest relating to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company.
        ---------------------------------------------------------
        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10.  Certification.
          -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 27, 1998

                    HEARTLAND ADVISORS, INC.

                    By:  PATRICK J. RETZER
                         -----------------
                         Patrick J. Retzer
                         Senior Vice President/Treasurer